Nova Lifestyle, Inc.

September 12, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Attention:	Jimmy McNamara
Jennifer Gowetski

Re:	Nova LifeStyle, Inc.
Form 10-K for the Year Ended December 31, 2022 File No. 001-36259

Ladies and Gentlemen:

Nova LifeStyle, Inc. (the “Company” and sometimes referred to as “we” or “our”) is submitting this letter and the following information in response to a letter, dated August 31, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the year ended December 31, 2022 (the “Form 10-K”) filed with the Commission on April 17, 2023.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 35

1. We note your statement that you considered that no governmental entity has filed a Schedule 13D or 13G, there are no material contracts with a foreign governmental party, and there is no foreign government representative on the Company’s Board in connection with your required submission under paragraph (a) of Item 9C of Form 10-K. Please supplementally describe any additional materials that were reviewed and explain your due diligence supporting the representation concerning your board. In addition, please tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission.

Response: The Company has also reviewed the shareholders list of the Company provided by its transfer agent as of December 30, 2022, the NOBO lists generated by Broadridge as of July 29, 2022 and April 10, 2023 to support the representation and determination by the board. The Company has not relied upon any legal opinions or third party certifications such as affidavits as the basis for its submission.

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please call Mr. Jeffrey Li at (703) 618-2503 at FisherBroyles, LLP.

Very truly yours,

/s/ Tawny Lam
Tawny Lam
Chief Executive Officer Nova LifeStyle, Inc.